Exhibit 99.134

Fire & Flower Reaches Milestone of 250,000 Spark Perks™ Members

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, April 21, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF) and its indirect wholly-owned subsidiary Hifyre Inc. (“Hifyre”), today announced the milestone achievement of 250,000 Spark PerksTM members across the Fire & Flower retail network.

Spark Perks members receive special benefits where permitted, including: Spark Fastlane TM click- and-collect checkout, personalized recommendations, curbside pickup, free rapid delivery, and exclusive deals. No cannabis purchase is required to join the free program.

The Sparks Perks program is now available across all Fire & Flower banners including Friendly Stranger, Happy Dayz and Hotbox and delivers personalized product recommendations to members.

“A core metric in our business is lifetime customer value and the cost of customer acquisition. We believe Spark Perks customers have the highest lifetime customer value in the industry through their larger basket sizes, more frequent visits and the diversity of products they consume,” said Trevor Fencott, Chief Executive Officer of Fire & Flower. “While growing rapidly, we have also focused on a low cost of customer acquisition. Although metrics such as same store sales are important, as an evolved technology-enabled retail company we focus on customer engagement metrics that will be critical as our platform scales to the U.S.”

Key Metrics from the Spark Perks Program:

●	Members who order from Same Day Rapid Delivery spend 110 per cent more than non- members and have 90 per cent larger baskets than non-members
●	Members served through Fastlane pickup spend 49 per cent more than non-members in-store
●	Members transacting in-store have 27 per cent larger basket sizes than non-members with 19 per cent more items in their baskets

The Spark Perks program leverages the HifyreTM advanced digital retail and analytics platform. Hifyre is the leading Canadian data and analytics platform within the cannabis industry and recently entered into a strategic agreement with BDS Analytics Inc. (“BDSA”) to incorporate Hifyre’s Canadian digital retail and analytics into BDSA’s existing online U.S.-based market research platform. As part of the agreement, BDSA will offer Hifyre IQ Canadian cannabis data to its U.S.- based clients and Hifyre will be able to provide U.S. data from BDSA to its Canadian clients, allowing both companies to offer enhanced, cross-border data to their respective consumer bases.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 80 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with American Acres Managers upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

About Hifyre

The Hifyre Digital Retail and Analytics Platform is a proprietary ecosystem of products that includes the Spark Perks member program, Hifyre ONE retail software platform and the Hifyre IQ cannabis data and analytics platform.

The Hifyre platform also supports Fire & Flower’s advanced operations and provides a competitive advantage in providing a tailored digital experience and understanding consumer behaviours in the evolving cannabis market.

To learn more about Hifyre, visit www.hifyre.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Transaction on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and thirty-nine weeks ended October 31, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948;

Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 21-APR-21